Exhibit 99.1

Gerdau Ameristeel Announces Record Second Quarter 2008 Earnings

TAMPA, FL, August 6, 2008 - Gerdau Ameristeel Corporation (NYSE: GNA; TSX: GNA) today reported net income of $262.1 million ($0.60 per share fully diluted) for the three months ended June 30, 2008, an 88.4% increase in comparison to net income of $139.1 million ($0.45 per share fully diluted) for the three months ended June 30, 2007.

For the six months ended June 30, 2008, net income was $425.1 million ($0.98 per share fully diluted) an increase of 55.9% compared to net income of $272.7 million ($0.89 per share fully diluted) for the six months ended June 30, 2007.

Net sales for the three months ended June 30, 2008 increased 92.3% to $2.5 billion from $1.3 billion for the three months ended June 30, 2007.  For the three months ended June 30, 2008, finished steel shipments increased to 2.5 million tons, an increase of 805 thousand tons from the three months ended June 30, 2007, primarily as a result of the acquisition of Chaparral Steel in September 2007.  Additionally, average mill finished steel selling prices for the three months ended June 30, 2008 increased 36.1% over the level in this same period in 2007 and 19.9% over first quarter 2008 levels.  In comparison to the first quarter of 2008, shipment volume increased 5.1%.

For the three months ended June 30, 2008, metal spread, the difference between mill selling prices and scrap raw material costs, was $499 per ton, an increase of $83 per ton from the same period in 2007.  The increase is primarily attributable to the higher margin structural products.  For the six months ended June 30, 2008, metal spread was $478 per ton, an increase of $85 per ton from the same period in the prior year.  Partially offsetting this increase in metal spread has been a significant increase in alloys, energy and other raw material consumables used in our production process.

Earnings before interest, taxes, depreciation and amortization (“EBITDA”) was $521.1 million for the three months ended June 30, 2008, compared to EBITDA of $240.3 million for the three months ended June 30, 2007.  For the six months ended June 30, 2008, EBITDA was $908.5 million compared to $484.9 million for the six months ended June 30, 2007.

In the prior year, the Company purchased investments that are comprised of variable rate debt obligations, known as auction rate securities.  During the three and six months ended June 30, 2008, the Company recorded a $17.0 million and $39.7 million charge to writedown the carrying value of these investments to their fair market value of $54.2 million.  The original investment in these securities was approximately $102.8 million.  The impact to earnings per share of this writedown for the three and six months ended June 30, 2008 was approximately $0.04 and $0.09 per share, respectively.  The effective tax rate was unfavorably impacted by this writedown as no associated tax benefit was recorded for this item.

On April 1, 2008, Pacific Coast Steel (“PCS”), a majority owned and consolidated joint venture of the Company, acquired substantially all the assets of Century Steel, Inc. (“CSI”), a reinforcing and structural steel contractor specializing in the fabrication and installation of structural steel and reinforcing steel products for $148.5 million.CSI, headquartered in Las Vegas, Nevada, operates reinforcing and structural steel contracting businesses in Nevada, California, Utah and New Mexico.  Concurrently with the acquisition of CSI, the Company paid $82.0 million to increase its equity participation in PCS to approximately 84%.

In June 2008, the Company increased its Senior Secured Credit Facility from $650.0 million to $950.0 million.  At June 30, 2008, there was nothing drawn against this facility which is secured by the Company’s inventory and accounts receivable.

On July 14, 2008, the Company acquired substantially all of the assets of Hearon Steel Co., a rebar fabricator and epoxy coater with locations in Muskogee, Tulsa and Oklahoma City, Oklahoma.

On August 5, 2008, the Board of Directors approved a quarterly cash dividend of $0.02 (two US$ cents) per common share, payable September 4, 2008 to shareholders of record at the close of business on August 20, 2008.

CEO Comments

Mario Longhi, President and CEO of Gerdau Ameristeel, commented:

“We recorded the highest quarterly level of shipments, revenue and earnings in the history of Gerdau Ameristeel during the second quarter, attributable to the successful execution of our strategic plans over the past several years.The acquisition of Chaparral Steel diversified our product mix into high margin structural steel products while our acquisition of Century Steel expands our value added downstream fabrication and installation business in the western United States markets. Our expansive product offerings and large geographic footprint reduce our dependence on any one customer industry segment and help us produce these attractive results for our shareholders.  In addition, our recycling facilities, which provide a captive source for approximately 40% of our scrap raw material requirements, have reduced the impact of the significant volatility that has been experienced in this market during 2008.

While we continue to experience significant inflation in our raw material costs, we have been able to increase selling prices to preserve our margins.  North American demand remains solid across our main product lines including rebar, merchant and structural bars and wire rod.  In addition, we have been able to supplement our North American shipments with strategic export opportunities to keep our facilities operating at near capacity levels.

Our customer base has shown resilience to the general weakening of the North American economy as our order backlog remains solid and new contract activity continues in our downstream business which is a leading indicator for our mill demand.  This, combined with import levels which have moderated from historical highs, global steel demand remaining strong, and relatively low inventory levels throughout the North American system, gives us a positive outlook for the coming months.”

Forward Looking Statements

In this press release, “Gerdau Ameristeel” and “Company” refer to Gerdau Ameristeel Corporation and its subsidiaries and 50%-owned joint ventures.  Certain statements in this press release, including, without limitation, the section entitled “CEO Comments” constitute forward-looking statements.  Such statements describe the Company’s assumptions, beliefs and expectations with respect to its operations, future financial results, business strategies and growth and expansion plans can often be identified by the words “anticipates,” “believes,” “estimates,” “expects,” “intends,” “plans,” and other words and terms of similar meaning.  The Company cautions readers that forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those currently projected by the Company.  In addition to those noted in the statements themselves, any number of factors could affect actual results, including, without limitation:

Excess global steel industry capacity and the availability of competitive substitute materials; the cyclical nature of the steel industry and the industries served by the Company; increases in the cost of steel scrap, energy and other raw materials; steel imports and trade regulations; a change in China’s steelmaking capacity or slowdown in China’s steel consumption; the Company’s participation in the consolidation of the steel industry; the substantial capital investment and similar expenditures required in the Company’s business; unexpected equipment failures and plant interruptions or outages; the Company’s level of indebtedness; the cost of compliance with environmental and occupational health and safety laws; the enactment of laws intended to reduce greenhouse gases and other air emissions; the Company’s ability to fund its pension plans; the ability to renegotiate collective bargaining agreements and avoid labor disruptions; currency exchange rate fluctuations; actions or potential actions taken by the Company’s principal stockholder, Gerdau S.A., the liquidity of the Company’s short-term investments, including investments in auction rate securities, and the Company’s reliance on its 50%-owned joint ventures that it does not control.

Any forward-looking statements in this press release are based on current information as of the date of this press release and the Company does not undertake any obligation to update any forward-looking statements to reflect new information, future developments or events, except as required by law.

Notice of Conference Call

Gerdau Ameristeel invites you to listen to a live broadcast of its third quarter conference call on Wednesday, August 6, 2008, at 3:00 pm EST.  The call will be hosted by Mario Longhi, President and CEO, and Barbara Smith, VP and CFO, and can be accessed via our Web site at www.gerdauameristeel.com.  Web cast attendees are welcome to listen to the conference in real-time or on-demand at your convenience.

About Gerdau Ameristeel

Gerdau Ameristeel is the second largest mini-mill steel producer in North America with an annual manufacturing capacity of approximately 12 million tons of mill finished steel products.  Through its vertically integrated network of 19 mini-mills (including one 50%-owned joint venture mini-mill), 19 scrap recycling facilities and 68 downstream operations, Gerdau Ameristeel serves customers throughout the United States and Canada.  The Company’s products are generally sold to steel service centers, to steel fabricators, or directly to original equipment manufacturers (“OEMs”) for use in a variety of industries, including non-residential, infrastructure, commercial, industrial and residential construction, metal building, manufacturing,  automotive, mining, cellular and electrical transmission and equipment manufacturing.  Gerdau Ameristeel’s common shares are traded on the New York Stock Exchange and the Toronto Stock Exchange under the symbol GNA.

For more information please contact:

Mario Longhi	Barbara R. Smith
President and Chief Executive Officer	Vice President and Chief Financial Officer
Gerdau Ameristeel	Gerdau Ameristeel
(813) 207-2346	(813) 319-4324
mlonghi@gerdauameristeel.com	basmith@gerdauameristeel.com

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF EARNINGS
(US$ in thousands, except earnings per share data)
(Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2008	2007	2008	2007

NET SALES	$2,545,810	$1,331,818	$4,577,472	$2,674,814

OPERATING EXPENSES
Cost of sales (exclusive of depreciation and amortization)	1,980,192	1,051,191	3,580,819	2,120,063
Selling and administrative	74,829	52,148	129,405	102,811
Depreciation	51,984	29,051	104,504	57,143
Amortization of intangibles	26,257	251	50,420	709
Other operating income, net	(340)	(573)	(890)	(1,256)
	2,132,922	1,132,068	3,864,258	2,279,470

INCOME FROM OPERATIONS	412,888	199,750	713,214	395,344

INCOME FROM 50% OWNED JOINT VENTURES	41,727	14,334	60,107	32,029

INCOME BEFORE OTHER EXPENSES AND INCOME TAXES	454,615	214,084	773,321	427,373

OTHER EXPENSES
Interest expense	35,564	8,965	87,403	19,268
Interest income	(2,638)	(3,004)	(9,301)	(5,356)
Foreign exchange (gain) loss, net	(451)	(4,021)	(4,329)	(4,269)
Amortization of deferred financing costs	2,691	691	5,382	1,376
Writedown of investments	17,004	-	39,671	-
Minority interest	3,543	5,274	7,938	9,886
	55,713	7,905	126,764	20,905

INCOME BEFORE INCOME TAXES	398,902	206,179	646,557	406,468

INCOME TAX EXPENSE	136,795	67,051	221,442	133,805

NET INCOME	$262,107	$139,128	$425,115	$272,663

EARNINGS PER COMMON SHARE - BASIC	$0.61	$0.46	$0.98	$0.89
EARNINGS PER COMMON SHARE - DILUTED	$0.60	$0.45	$0.98	$0.89

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
(US$ in thousands)
(Unaudited)

	June 30,	December 31,
	2008	2007
ASSETS

Current Assets
Cash and cash equivalents	$311,740	$547,362
Short-term investments	-	94,591
Accounts receivable, net	1,134,949	705,929
Inventories	1,474,709	1,203,107
Deferred tax assets	38,082	21,779
Costs and estimated earnings in excess of billings on uncompleted contracts	20,211	3,844
Income taxes receivable	5,144	23,986
Other current assets	29,982	25,880
Total Current Assets	3,014,817	2,626,478

Investments in 50% Owned Joint Ventures	180,502	161,168
Long-Term investments	54,220	-
Property, Plant and Equipment, net	1,873,165	1,908,617
Goodwill	3,182,190	3,050,906
Intangibles	567,281	598,528
Deferred Financing Costs	39,259	44,544
Deferred Tax Assets	1,718	12,433
Other Assets	69,534	25,846

TOTAL ASSETS	$8,982,686	$8,428,520

LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities
Accounts payable and accrued liabilities	$604,454	$376,634
Accrued salaries, wages and employee benefits	138,231	169,658
Accrued interest	50,408	40,631
Income taxes payable	50,461	28,143
Accrued sales, use and property taxes	14,298	11,970
Current portion of long-term environmental reserve	4,528	3,704
Billings in excess of costs and estimated earnings on uncompleted contracts	64,400	17,448
Other current liabilities	20,231	25,901
Current portion of long-term borrowings	15,527	15,589
Total Current Liabilities	962,538	689,678

Long-term Borrowings, Less Current Portion	3,054,185	3,055,431
Accrued Benefit Obligations	229,242	252,422
Long-term Environmental Reserve, Less Current Portion	12,038	11,830
Other Liabilities	94,638	78,401
Deferred Tax Liabilities	428,792	433,822
Minority Interest	34,517	42,321

TOTAL LIABILITIES	4,815,950	4,563,905

Contingencies, commitments and guarantees

Shareholders' Equity
Capital stock	2,550,303	2,547,123
Retained earnings	1,553,001	1,253,196
Accumulated other comprehensive income	63,432	64,296

TOTAL SHAREHOLDERS' EQUITY	4,166,736	3,864,615

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$8,982,686	$8,428,520

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(US$ in thousands)
(Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2008	2007	2008	2007

OPERATING ACTIVITIES
Net income	$262,107	$139,128	$425,115	$272,663
Adjustment to reconcile net income to net cash provided by operating activities:
Minority interest	3,543	5,274	7,938	9,886
Depreciation	51,984	29,051	104,504	57,143
Amortization of intangibles	26,257	251	50,420	709
Amortization of deferred financing costs	2,691	691	5,382	1,376
Deferred income taxes	(14,134)	3,583	(15,968)	10,256
Loss (gain) on disposition of property, plant and equipment	254	(13)	(269)	291
Income from 50% owned joint ventures	(41,727)	(14,334)	(60,107)	(32,029)
Distributions from 50% owned joint ventures	30,000	11,250	40,404	31,654
Compensation cost from share-based awards	12,611	8,223	15,799	17,005
Excess tax benefits from share-based payment arrangements	(469)	(463)	(1,133)	(989)
Realized loss on writedown of investments	17,004	-	39,671	-
Facility closure expenses	-	-	990	-

Changes in operating assets and liabilities, net of acquisitions:
Accounts receivable	(228,495)	6,427	(357,691)	(164,268)
Inventories	(225,035)	(31,484)	(271,958)	(9,322)
Other assets	(1,951)	(1,363)	(3,085)	22,843
Liabilities	97,082	(88,045)	182,976	(17,427)
NET CASH (USED IN) PROVIDED BY OPERATING ACTIVITIES	(8,278)	68,176	162,988	199,791

INVESTING ACTIVITIES
Additions to property, plant and equipment	(35,004)	(38,672)	(65,710)	(92,786)
Proceeds received from the disposition of property, plant and equipment	312	409	1,614	1,165
Acquisitions	(203,500)	(4,988)	(203,500)	(4,988)
Change in restricted cash	-	-	-	(6)
Purchases of short-term investments	-	(243,969)	-	(461,658)
Sales of short-term investments	700	257,835	700	457,630
NET CASH USED IN INVESTING ACTIVITIES	(237,492)	(29,385)	(266,896)	(100,643)

FINANCING ACTIVITIES
Proceeds from issuance of debt	1	19,508	499	19,508
Payments on term borrowings	(4,234)	(92)	(4,259)	(154)
Additions to deferred financing costs	(108)	(521)	(108)	(521)
Cash dividends	(8,645)	(6,106)	(125,310)	(94,617)
Distributions to subsidiary's minority shareholder	-	(3,944)	(3,065)	(5,165)
Proceeds from exercise of employee stock options	630	322	1,124	617
Excess tax benefits from share-based payment arrangements	469	463	1,133	989
NET CASH (USED IN) PROVIDED BY FINANCING ACTIVITIES	(11,887)	9,630	(129,986)	(79,343)

Effect of exchange rate changes on cash and cash equivalents	452	533	(1,728)	564

(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(257,205)	48,954	(235,622)	20,369

CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	568,945	80,651	547,362	109,236

CASH AND CASH EQUIVALENTS AT END OF PERIOD	$311,740	$129,605	$311,740	$129,605

Supplemental Information:

Cash payments for income taxes	$176,998	$89,665	$195,045	$97,963

Cash payments for interest	$4,029	$275	$78,113	$21,673

EBITDA (EBITDA is calculated by adding earnings before interest and other expense on debt, taxes, depreciation,  amortization, writedown of short-term investments,  foreign exchange gain/loss, net, minority interest and cash distributions from 50% owned joint ventures, and  deducting interest income and earnings from 50% owned joint ventures) is a non-GAAP measure that management believes is a useful supplemental measure of cash available prior to debt service, capital expenditures and income tax.  Investors are cautioned that EBITDA should not be construed as an alternative to net income determined in accordance with GAAP as an indicator of the Company’s performance or to cash flows from operations as a measure of liquidity and cash flows. EBITDA does not have a standardized meaning prescribed by GAAP.  The Company’s method of calculating EBITDA may differ from the methods used by other companies and, accordingly, it may not be comparable to similarly titled measures used by other companies.  Reconciliation of EBITDA to net income is shown below:

	For the Three Months Ended - Unaudited

	June 30, 2008	June 30, 2007

($000s)
Net income	$262,107	$139,128
Income tax expense	136,795	67,051
Interest and other expense on debt	35,564	8,965
Interest income	(2,638)	(3,004)
Depreciation	51,984	29,051
Amortization of intangibles	26,257	251
Amortization of deferred financings costs	2,691	691
Earnings from 50% owned joint ventures	(41,727)	(14,334)
Cash distribution from 50% owned joint ventures	30,000	11,250
Foreign exchange (gain) loss, net	(451)	(4,021)
Writedown of investments	17,004	-
Minority interest	3,543	5,274

EBITDA	$521,129	$240,301

	For the Six Months Ended - Unaudited

	June 30, 2008	June 30, 2007

($000s)
Net income	$425,115	$272,663
Income tax expense	221,442	133,805
Interest and other expense on debt	87,403	19,268
Interest income	(9,301)	(5,356)
Depreciation	104,504	57,143
Amortization of intangibles	50,420	709
Amortization of deferred financings costs	5,382	1,376
Earnings from 50% owned joint ventures	(60,107)	(32,029)
Cash distribution from 50% owned joint ventures	40,404	31,654
Foreign exchange (gain) loss, net	(4,329)	(4,269)
Writedown of investments	39,671	-
Minority interest	7,938	9,886

EBITDA	$908,542	$484,850

SUPPLEMENTAL OPERATING AND FINANCIAL INFORMATION - UNAUDITED

THE INFORMATION IN THIS TABLE EXCLUDES 50% OWNED JOINT VENTURES

	For the Three Months Ended
	June 30, 2008		June 30, 2007

	Tons		Tons
Production
Melt Shops	2,504,088		1,799,841
Rolling Mills	2,406,082		1,749,515

	Tons	%	Tons	%
Finished Steel Shipments
Rebar	489,694	20%	396,770	23%
Merchant / Special Sections / Structurals	1,423,274	57%	754,135	45%
Rod	193,421	7%	181,832	11%
Fabricated Steel	393,696	16%	362,275	21%
Total Shipments	2,500,085	100%	1,695,012	100%

	$/Ton	$/Ton
Selling Prices
Mill external shipments	$882	$648
Fabricated steel shipments	1,098	878

Scrap Charged	383	232

Metal Spread (Selling price less scrap)
Mill external shipments	499	416
Fabricated steel shipments	715	646

Mill manufacturing cost	332	255

Operating Income	165	118

EBITDA	208	142

SUPPLEMENTAL OPERATING AND FINANCIAL INFORMATION - UNAUDITED

THE INFORMATION IN THIS TABLE EXCLUDES 50% OWNED JOINT VENTURES

	For the Six Months Ended
	June 30, 2008		June 30, 2007

	Tons		Tons
Production
Melt Shops	4,931,262		3,526,961
Rolling Mills	4,708,986		3,482,856

	Tons	%	Tons	%
Finished Steel Shipments
Rebar	994,941	20%	873,453	24%
Merchant / Special Sections / Structurals	2,775,125	57%	1,630,467	45%
Rod	392,727	8%	378,595	11%
Fabricated Steel	715,896	15%	702,912	20%
Total Shipments	4,878,689	100%	3,585,427	100%

	$/Ton		$/Ton
Selling Prices
Mill external shipments	$809		$617
Fabricated steel shipments	1,036		870

Scrap Charged	331		224

Metal Spread (Selling price less scrap)
Mill external shipments	478		393
Fabricated steel shipments	705		646

Mill manufacturing cost	319		253

Operating Income	146		110

EBITDA	186		135

50% Owned Joint Venture Results

The following table summarizes the results of the Company’s portion of its 50% owned joint ventures, primarily Gallatin Steel, a flat rolled mill joint venture.

	Three Months Ended - Unaudited		Six Months Ended - Unaudited
	June 30,	June 30,	June 30,	June 30,
	2008	2007	2008	2007

Tons Shipped	217,651	200,817	433,853	400,802

Operating Income	$41,869	$14,981	$60,449	$33,101
Net Income	41,724	14,334	60,101	32,029
EBITDA	44,694	17,458	66,182	38,279

	$/Ton	$/Ton	$/Ton	$/Ton

Average Selling Price	879	554	753	542
Scrap Charged	474	273	401	261

Metal Spread	405	281	352	281

Operating Income	192	75	139	83
EBITDA	205	87	153	96